UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The J.M. Smucker Company

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

832696405

(CUSIP Number)

Nate Taylor

Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, California 94025

Telephone: (650) 233-6560

with a copy to:

Marni J. Lerner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Blue Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -12,139,145-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -12,139,145-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -12,139,145-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Person 10.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Blue Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -12,139,145-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -12,139,145-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -12,139,145-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Person 10.1%

14	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 (“this Amendment”) amends and supplements the Schedule 13D filed on April 2, 2015 (the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.                       Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (f).

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)             Blue Holdings I, L.P., a Delaware limited partnership (“Blue Holdings”); and

(ii)         Blue Holdings GP, LLC, a Delaware limited liability company (“Blue Holdings GP”) (the entities listed in items (i) and (ii) are collectively referred to herein as the “Reporting Persons”).

Blue Holdings I, L.P. (“Blue Holdings”) directly owns all of the shares of Common Stock reported in this Statement.  Blue Holdings GP, LLC, is the general partner of Blue Holdings.  Each of KKR 2006 Fund L.P. and Vestar/Blue Investments I, L.P. owns membership interests in Blue Holdings GP, the general partner of Blue Holdings.  KKR 2006 Fund L.P. and Vestar/Blue Investments I, L.P. (the “Vestar Investor”) and certain of their respective affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock held by Blue Holdings.

The board of managers of Blue Holdings GP, LLC is composed of Nate Taylor and Brian O’Connor, executives of KKR and Vestar (each as defined in Item 6 herein), respectively.  Each of Messrs. Taylor and O’Connor is a United States citizen.

The Reporting Persons have entered into a joint filing agreement dated as of April 2, 2015, a copy of which is attached as Exhibit A to the Schedule 13D.

(b)              The address of the principal business office of Blue Holdings I, L.P. and Blue Holdings GP, LLC is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Attention:  Nate Taylor

The principal business office of Mr. Taylor is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.  The principal business office of Mr. O’Connor is c/o Vestar Capital Partners, 245 Park Avenue, 41st Floor, New York, NY 10167.

(c)               Blue Holdings is principally engaged in the business of owning and managing the investment of certain investment funds in the Issuer.  Blue Holdings GP is principally engaged in the business of being the general partner of Blue Holdings.

Each of Messrs. Taylor and O’Connor is principally engaged in the business of being an executive of KKR and Vestar (each as defined in Item 6 herein), respectively.

(d)              During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by amending and restating the penultimate paragraph thereof as follows:

As of the date of the closing of the Mergers, Simon Brown, an advisor to and formerly an executive of KKR, has been designated by KKR 2006 Fund L.P. (together with certain of its affiliated investment funds, the “KKR Investors”) pursuant to the Shareholders Agreement to serve as an observer on the Issuer’s board of directors, Kevin Mundt, an executive of Vestar, has been designated by the Vestar Investor pursuant to the Shareholders Agreement to serve as an observer on the Issuer’s board of directors and David Hooper, an executive of Centerview Capital, has been designated by Centerview Capital, L.P. (together with certain of its affiliated investment funds, the “Centerview Investors”) pursuant to the Shareholders Agreement to serve as an observer on the Issuer’s board of directors.

Item 4 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

On July 9, 2015, Blue Holdings, as selling stockholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”), providing for the offer and sale of 4,921,934 shares of Common Stock by Blue Holdings (the “July 2015 Offering”), and purchase by the Underwriter of the shares of Common Stock at a price of $103.82 per share of Common Stock. Of the 4,921,934 shares of Common Stock sold in the July 2015 Offering, 4,921,934 shares were attributable to the Reporting Persons.  The July 2015 Offering closed on July 15, 2015.  The July 2015 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-197428), as supplemented by prospectus supplements dated June 19, 2015 and July 13, 2015.

Pursuant to the Underwriting Agreement, Blue Holdings has entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriter pursuant to which it has agreed with the Underwriter, subject to customary exceptions, not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from July 9, 2015 continuing through the date 30 days thereafter, except with the prior written consent of the Underwriter. The foregoing description of the Lock-Up Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which has been filed as Exhibit C hereto and is incorporated herein by reference.

Item 5.                       Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by amending and restating the first paragraph of (a) and (b) thereof as follows:

(a) and (b).

Blue Holdings holds an aggregate of 12,139,145 shares of Common Stock, over which Blue Holdings may be deemed to have sole voting and dispositive power.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 10.1% of the outstanding shares of Common Stock, based on an aggregate of 119,666,585 shares of Common Stock outstanding as of June 15, 2015, as reported in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on July 1, 2015.

Item 5 of the Schedule 13D is hereby further amended by adding the following at the end of the third paragraph of (a) and (b) thereof:

Following the July 2015 Offering, the AlpInvest Investor and the Centerview Investors no longer beneficially own any shares of Common Stock held by Blue Holdings and as such may no longer be deemed a member of a group exercising voting and investment control over the shares of Common Stock held by Blue Holdings.

Item 5 of the Schedule 13D is hereby further amended by amending and restating the final paragraph of (a) and (b) thereof as follows:

To the knowledge of the Reporting Persons, none of Messrs. Taylor and O’Connor beneficially owns any shares of Common Stock.

Item 5 of the Schedule 13D is hereby further amended by amending and restating (c) thereof as follows:

(c)                Except as set forth in this Amendment, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction during the past 60 days in shares of the Issuer’s Common Stock.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by amending and restating the first paragraph as follows:

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Item 6 of the Schedule 13D is hereby further amended by adding the following sentence to the end of the third paragraph:

In connection with the July 2015 Offering, the Centerview Investors ceased to have the right to designate a board observer.

Item 6 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

As a result of the July 2015 Offering, the Shareholders Agreement has been terminated with respect to Centerview Capital and the Centerview Investors and AlpInvest and the AlpInvest Investor, provided, that, the standstill provision described in Item 6 of the Schedule 13D will remain in effect for one year after the closing of the July 2015 Offering with respect to Centerview Capital and the Centerview Investors and for twenty business days after the closing of the July 2015 Offering with respect to AlpInvest and the AlpInvest Investor.

Item 7.                             Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following to the end thereof:

Exhibit C	Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 15, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2015

BLUE HOLDINGS I, L.P.

By: Blue Holdings GP, LLC., its general partner

By:	/s/ Nate Taylor
Name:	Nate Taylor
Title:	Manager

BLUE HOLDINGS GP, LLC

By:	/s/ Nate Taylor
Name:	Nate Taylor
Title:	Manager